TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES THOMAS

ROBERTSON APPOINTED TO THE BOARD OF

DIRECTORS

For  Immediate  Release:  January  28,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX

Venture  Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  Thomas  Robertson was nominated and appointed as a new member of Teryl Resources Corp.’s board of directors at the Company’s AGM, January 4th, 2010. This  motion was voted on by the attending shareholders and unanimously passed.

Thomas  Robertson  has  been  Director  of  both  private  and  public  companies  since  1980.   In  this

capacity, he has been active in raising seed capital and public capital.  He has also been involved in corporate and public relations since 1978.

ABOUT TERYL RESOURCES

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSX:  K;  NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has been  completed  for  2009  to  draft  test  several  gold  anomolies  on  the  Gil  Claims.  The  Company’s other  Alaska  holdings  also  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.

(OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross;

and  a  100%-interest  in  the  West  Ridge  property.  Teryl  also  has  one  joint  venture  silver  prospect located  in Northern BC, Canada. Teryl  Resources Corp.  has  revenue  from  oil and  gas  projects  in

Texas     and     Kentucky.     For     further     information     visit     the     Company’s     website     at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.